# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MetaVia, Inc., CIK 0001638287
CUSIP: 64132R404
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 64, Cheonho-daero, Dongdaemun-gu, Seoul, Korea Republic Of (M5), 64
Date of event which requires filing of this statement: 05/08/2025
Amends the filing with accession number 0001104659-21-034702
Filed by CIK 0001799260
Persons authorized to receive notices and communications: Jae Hoon Jeong, Dong-A ST Co., Ltd., 64 Cheonho-daero, Dongdaemun-gu, Seoul, Korea Republic Of (M5), 64, 82-2-920-8111

## Reporting persons
- Dong-A ST Co., Ltd. (CIK 0001799260): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 9,995,679; shared voting power 0; sole dispositive power 9,995,679; shared dispositive power 0; aggregate amount beneficially owned 9,995,679 (51.1% of the class)
- Dong-A Socio Holdings Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,831,458; shared voting power 0; sole dispositive power 4,831,458; shared dispositive power 0; aggregate amount beneficially owned 4,831,458 (24.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: MetaVia, Inc.
Address of issuer's principal executive offices: 64, Cheonho-daero, Dongdaemun-gu, Seoul, Korea Republic Of (M5), 64

## Item 2. Identity and Background
Name of person filing: (a),(b), (c) & (f) Dong-A Socio Holdings Co., Ltd. ("DA Socio") is a corporation organized under the laws of the Republic of Korea and operates as a holding company. The address of the principal business office of DA Socio is 64, Cheonho-daero, Dongdaemun-gu, Seoul, Republic of Korea. As of March 31, 2025, DA Socio beneficially held 25.92% of the outstanding equity of Dong-A ST. Co., Ltd. ("DA ST"). DA Socio and DA ST are collectively referred to herein as the "Reporting Persons". The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is attached hereto as Exhibit 99.4. Exhibit 99.5 hereto sets forth the names and other required information regarding DA Socio's directors and executive officers. Each Covered Person is a citizen of the Republic of Korea.
Criminal convictions in the last five years: During the last five years, DA Socio has not, and to its knowledge, none of its Covered Persons has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, DA Socio has not, and to its knowledge, none of its Covered Persons has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Item 4 hereof is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:

Securities Purchase Agreement and Warrants

On May 8, 2025, the Reporting Persons entered into a Securities Purchase Agreement with the Issuer (the "Securities Purchase Agreement") pursuant to which (i) DA ST agreed to purchase from the Issuer 4,647,887 shares of Common Stock, and (ii) DA Socio agreed to purchase from the Issuer (a) 4,831,458 shares of Common Stock, and (b) Pre-Funded Warrants to acquire 4,605,162 shares of Common Stock (the "Warrants"), in each case for the purchase price set forth in the Securities Purchase Agreement. The Warrants become exercisable for shares of Common Stock upon obtaining the requisite approval of the Issuer's stockholders in accordance with applicable Nasdaq listing rules (the "Stockholder Approval"). In addition, pursuant to the Securities Purchase Agreement, the Issuer agreed to call a meeting of stockholders not later than 60 days after the closing under the Securities Purchase Agreement to obtain the Stockholder Approval. In the event that the Issuer does not obtain the Stockholder Approval at the first stockholder meeting, the Issuer is obligated to hold a meeting every four months thereafter until the Stockholder Approval is obtained. The Warrants contain a provision which precludes exercise of the Warrants to the extent that, following exercise, DA Socio, together with its affiliates and other attribution parties, including DA ST, would own more than 19.99% of the Common Stock outstanding.

The foregoing descriptions of the Securities Purchase Agreement and Warrants are qualified in their entirety by the terms and conditions of the Securities Purchase Agreement and Warrants, as applicable, filed as Exhibits 99.1 and 99.2 hereto and which are incorporated by reference herein.

Registration Rights Agreement

In connection with entering into the Securities Purchase Agreement, on May 8, 2025, the Reporting Persons and the Issuer entered into a registration rights agreement (the "2025 Registration Rights Agreement"). The 2025 Registration Rights Agreement provides the Reporting Persons with demand registration rights, and the Issuer agreed to file a resale registration statement to register the shares of Common Stock issued under the Securities Purchase Agreement and issuable upon exercise of the Warrants (subject to obtaining the Stockholder Approval).

The foregoing description of the 2025 Registration Rights Agreement is qualified in its entirety by the terms and conditions of the 2025 Registration Rights Agreement, which is filed as Exhibit 99.3 hereto and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(b) of this Schedule 13D is hereby amended and restated as follows:

(a), (b) Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by such Reporting Person and are incorporated by reference. Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Person for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own 14,827,137 shares of Common Stock owned in the aggregate by the Reporting Persons, constituting approximately 75.8% of the Common Stock outstanding, based on 19,564,214 shares of Common Stock outstanding as of May 14, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on May 14, 2025. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that it does not directly own.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 4 hereof and Exhibits 99.1 - 99.4 of this Amendment No. 8 are incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of this Schedule 13D is hereby amended and supplemented to include the following documents filed as exhibits to this Schedule 13D:

99.1 Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the Commission on May 14, 2025)

99.2 Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, filed with the Commission on May 14, 2025)

99.3 Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K, filed with the Commission on May 14, 2025)

99.4 Joint Filing Agreement

99.5 Covered Persons Schedule

## Signatures
- Dong-A ST Co., Ltd.: /s/ Jae Hoon Jeong, Jae Hoon Jeong, Chief Executive Officer (05/20/2025)
- Dong-A Socio Holdings Co., Ltd.: /s/ Min Young Kim, Min Young Kim, Chief Executive Officer (05/20/2025)